Filed by Brocade Communications Systems, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Foundry Networks, Inc.
Commission File: 000-26689
FOR IMMEDIATE RELEASE

CONTACTS
Media Relations — Brocade	Investor Relations — Brocade
John Noh	Alex Lenke
Tel: 408-333-5108	Tel: 408.333.6758
jnoh@brocade.com	alenke@brocade.com
Brocade Announces $1.1 Billion Term Loan Funding for Acquisition of Foundry Networks
SAN JOSE, Calif. —October 7, 2008 -— Brocade® (Nasdaq: BRCD) today announced that it has entered into a $1.225 billion secured credit facility with Bank of America, N.A. as Administrative Agent, Banc of America Securities LLC and Morgan Stanley Senior Funding, Inc. as Joint Lead Arrangers and Joint Bookrunners, Morgan Stanley Senior Funding, Inc. as Syndication Agent and HSBC Bank USA, National Association and Keybank National Association as Co-Documentation Agents and other lenders providing for a $1.1 billion term loan facility and a $125 million revolving credit facility. The proceeds from the term loan facility are expected to be used to finance a portion of Brocade’s acquisition of Foundry Networks, which was announced on July 21, 2008. The proceeds from the term loan facility were deposited into a restricted Brocade custody account pending the closing of the acquisition of Foundry and other release conditions. In addition to using the term loan facility proceeds, Brocade anticipates raising up to $400 million in additional financing as well as using cash on hand (at both companies) and limited proceeds from a portion of the revolving credit facility to fund the acquisition.
The acquisition has cleared US and foreign regulatory review, has been approved by the board of directors of each company, and is subject to vote and approval by Foundry’s stockholders on October 24, 2008, along with certain other closing conditions. The acquisition is expected to close in the fourth quarter of calendar year 2008.
Brocade
1745 Technology Dr., San Jose, CA 95110
T. 408.333.8000 F. 408.333.8101
www.brocade.com

About Brocade
Brocade is a leading provider of data center networking solutions that help organizations connect, share, and manage their information in the most efficient manner. Organizations that use Brocade products and services are better able to optimize their IT infrastructures and ensure compliant data management. For more information, visit the Brocade Web site at www.brocade.com or contact the company at info@brocade.com.
Cautionary Statement
This press release contains statements that are forward-looking in nature, including statements regarding the proposed acquisition of Foundry Networks and the anticipation of securing up to an additional $400 million in financing. These statements involve a number of risks and uncertainties, which may cause actual results to differ significantly from such expectations. The risks include, but are not limited to, the risk that the proposed acquisition does not close; the impact of the recent financial market crisis on the ability of Brocade to secure additional financing to consummate the proposed acquisition, or to secure such financing on commercially reasonable terms. Certain of these and other risks are set forth in more detail under “Item 1A. Risk Factors” in Brocade’s Quarterly Report on Form 10-Q for the quarter ended July 26, 2008 and in Brocade’s Registration Statement on Form S-4 as filed with the SEC on September 23, 2008. Brocade does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.
Additional Information
In connection with the proposed acquisition of Foundry, on August 26, 2008, Brocade filed a Registration Statement on Form S-4 that includes a proxy statement/prospectus for Foundry stockholders in connection with the transaction. Investors and security holders are urged to read the Registration Statement on Form S-4 and the related proxy/prospectus because they contain important information about the proposed transaction.
Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at http://www.sec.gov and by contacting Brocade Investor Relations at (408) 333-6758 or Foundry Investor Relations at (408) 207-1399. Investors and security holders may obtain free copies of the documents filed with the SEC on Brocade’s website at http://www.brcd.com or Foundry’s website at http://www.foundrynet.com/company/ir/ or the SEC’s website at http://www.sec.gov.

Foundry and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Foundry in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Foundry is also included in Foundry’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2008.
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Brocade is a registered trademark and the Brocade B-wing symbol, DCX, and DCF are trademarks of Brocade Communications Systems, Inc., in the United States and/or in other countries. All other brands, products, or service names are or may be trademarks or service marks of, and are used to identify, products or services of their respective owners.